UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Changes in Registrant’s Certifying Accountant

(a) Release of Independent Registered Public Accounting Firm

On September 6, 2024, the audit committee of the board of directors of Mobile-health Network Solutions (the “Company”) resolved to release Simon & Edward, LLP (“Simon & Edward”) as the Company’s independent registered public accounting firm, effective September 6, 2024.

During the two most recent fiscal years and through the subsequent interim period preceding the release, Simon & Edward has neither provided any adverse opinion or qualifications on the Company’s financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to Simon & Edward’s satisfaction, would have caused Simon & Edward to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

During the two most recent fiscal years and through the subsequent interim period preceding the release, there was no “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F.

The Company has provided Simon & Edward with a copy of this report prior to its filing with the Securities and Exchange Commission (the “SEC”). Simon & Edward has provided a letter to us, dated September 6, 2024 and addressed to the SEC, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

(b) New independent registered public accounting firm

On September 6, 2024, the Company has engaged JWF Assurance PAC (“JWF”) as its independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended June 30, 2024. The decision to engage JWF as the Company’s independent registered public accounting firm was approved by the audit committee of the board of directors of the Company.

During the two most recent fiscal years and through the date of this report, the Company has not consulted with JWF regarding any of the following:

1.	the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements;

2.	the type of audit opinion that might be rendered on the Company’s financial statements by JWF, in either case where written or oral advice provided by JWF would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or

3.	any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: September 6, 2024	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Co-Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of Simon & Edward, LLP dated September 6, 2024, regarding change in independent registered public accounting firm.

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